16 November 2007
Via Federal Express and Electronically via EDGAR
Mr. Pradip Bhaumik
Attorney-Advisor
Office of Global Security Risk
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wipro Ltd. Form 20-F for Fiscal Year Ended March 31, 2007 Filed: May 30, 2007 File No.: 1-16139
Dear Mr. Bhaumik,
We are writing on behalf of our client, Wipro Limited (“Wipro” or the “Company”), in response to the follow-up comment letter from the Staff of the Securities and Exchange Commission (the “SEC”), dated October 18, 2007, with respect to the Company’s Form 20-F for the fiscal year ended March 31, 2007 (“Follow-up Comment Letter”). You will find that the italicized paragraph below restate the numbered paragraph in your Follow-up Comment Letter and the information following the paragraph contains Wipro’s response.
SEC Comment Letter Question and Company Response:
1.	You state in your October 10, 2007 response that you provide IT services to a European energy company in support of its operations in several countries, including Iran, Syria, and Sudan. Please tell us, in reasonable detail and in plain language, the nature and scope of the services you provide to this company in each of the referenced countries. Please also tell us, to the best of your knowledge and belief, the nature of the energy company’s operations in each of the referenced countries, and how your services support and, to the extent applicable, facilitate those operations.
Response
As discussed in the Company’s October 10, 2007 response to the SEC, Wipro legally provides Information Technology (“IT”) services to a European energy company (the “Energy Company”). The Energy Company has oil and gas operations in several countries, including Iran and Syria. The services Wipro provides to the Energy Company include:

Mr. Pradip Bhaumik
16 November 2007
Page Two
1.	Second-line functional support for database management software. Such support includes account management, folder management, and data migration. The database software in question resides on the Energy Company’s computer servers located in the Netherlands. These servers, accessed by users remotely via a web browser, mainly exist to support the Energy Company’s operations in the Netherlands. They are, however, also accessible by a few users in Iran.
2.	First- and Second-line functional support for health, safety, and environmental issue tracking and record keeping software. Such support includes user profile maintenance and bug fixing. This software is stored on the Energy Company’s computer servers located in the Netherlands. Remote access to these servers is made available via web browser to users world-wide, including those in Syria.
Wipro performs this technical assistance and support service via remote access, in response to email and telephone requests from the Energy Company’s employees. Wipro only works with applications located on the Energy Company’s computer servers in the Netherlands. Wipro does not have access to the Energy Company’s infrastructure, if any, in Iran and Syria.
Although Wipro confirms providing services to the Energy Company that may support its Iranian and Syrian operations, we do not provide such support for the Energy Company’s operations, if any, in Sudan. Thus, any references to Wipro’s support of Sudanese operations were made in error and should be omitted from the record.
Compliance Policies and Procedures
As previously stated, Wipro is engaged in educating and training its employees about international trade laws and regulations, including U.S. Export Control laws, that affect the Company’s rendering of services to its customers across the globe. The Company is constantly updating and implementing practical policies and procedures for conducting its business in compliance with such laws, as applicable to its businesses.
Company Acknowledgement
In connection with the Company’s response to the Follow-up Comment Letter, Wipro has authorized us to represent on their behalf that:
•	The Company is responsible for the adequacy and accuracy of disclosures in its filings;
•	The Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect the Company’s filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC any person under the federal securities laws of the United States.

Mr. Pradip Bhaumik
16 November 2007
Page Three
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Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (202) 973-8875. Thank you very much for your assistance.
Very truly yours,
Wilson, Sonsini, Goodrich & Rosati
/s/ Joshua A. Holzer
Joshua A. Holzer
External Counsel for Wipro Ltd.
Cc   Madhu Khatri
        Corporate Vice President & General Counsel
        Wipro Limited